Fifth Street Finance Corp.
777 West Putnam Avenue
3rd Floor
Greenwich, CT 06830

February 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Fifth Street Finance Corp. Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Fifth Street Finance Corp., a Delaware corporation (the "Company"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1. a Certificate of the Secretary of the Company containing the resolutions of its Board of Directors approving the amount, type, form and coverage of the Fidelity Bond (as defined below) and a statement as to the period for which premiums have been paid (attached as **Exhibit A**);

2. a copy of the Agreement Regarding the Allocation of Fidelity Bond Recoveries by and among the Company and Fifth Street Senior Floating Rate Corp. ("FSFR") (attached as **Exhibit B**);

3. a statement showing the amount of a single insured bond, which each of the Company and FSFR would have been required to provide and maintain had each of the Company and FSFR not been named as a joint insured under the Fidelity Bond (attached as **Exhibit C**); and

4. a copy of the joint fidelity bond covering the Company and FSFR (the "Fidelity Bond") (attached as **Exhibit D**).

Please do not hesitate to contact me at (203) 681-3600 if you have any questions regarding this filing.

Very truly yours,

/s/ Steven M. Noreika

Steven M. Noreika
Chief Financial Officer

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Kerry S. Acocella, Chief Compliance Officer and Secretary of Fifth Street Finance Corp., a Delaware corporation (the "Company"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's joint fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Chief Compliance Officer and Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as **Annex A** is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, as such term is defined under the 1940 Act, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period January 17, 2017 to January 17, 2018.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 14th day of February, 2017.


/s/ Kerry S. Acocella

Kerry S. Acocella
Chief Compliance Officer & Secretary


<u>**Resolutions of the Board of Directors of Fifth Street Finance Corp.**</u>

Annual Renewal of Fidelity Bond

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the **_"1940 Act"_**), and Rule 17g-1(a) thereunder, require a business development company (**_"BDC"_**), such as Fifth Street Senior Finance Corp. (the **_"Company"_**), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a **_"covered person"_**); <u>and</u>

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, <u>or</u> (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; <u>and</u>

WHEREAS, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the **_"Non-Interested Directors"_**), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; <u>and</u>

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company or its affiliates may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company or its affiliates (excluding Fifth Street Asset Management Inc.) and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by **Axis Insurance Company** or a similarly-related insurer having an aggregate coverage of **$5 million** (the **_"Fidelity Bond"_**) is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board of Directors of the Company and by a majority of the Non-Interested Directors (voting separately); <u>and</u>

FURTHER RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company; <u>and</u>

FURTHER RESOLVED, that after having given due consideration to, among other things, the number of other parties insured under the Fidelity Bond, the nature of the business activities of those other parties, the amount of the Fidelity Bond and the extent to which the share of the premium allocated to the Company under such Bond is less than the premium the Company would have had to pay had it maintained a single insured fidelity bond, each of the Board of Directors and the Non-Interested Directors (voting separately) hereby approves the share of the premium to be allocated to the Company for the Fidelity Bond, which is based upon its proportionate share of the sum of the premiums that would have been paid if the Fidelity Bond coverage had been purchased separately; <u>and</u>

FURTHER RESOLVED, that, in the event that any recovery is received under the Fidelity Bond as a result of a loss sustained by the Company and also by any other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; <u>and</u>

FURTHER RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1.

AGREEMENT REGARDING THE ALLOCATION OF FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of February 6, 2017, by and among Fifth Street Finance Corp. and Fifth Street Senior Floating Rate Corp. (each, an "Insured," and together, the "Insureds"), each acting on behalf of itself and is effective as of January 17, 2017.

WHEREAS, each Insured is a closed-end management investment company which has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, each of the Insureds is named as an insured party under a joint fidelity bond (the "Bond"); and

WHEREAS, the Insureds desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Insureds;

NOW, THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by more than one Insured, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

    a. First, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

    b. Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Insured in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Insured.

2. The obligations of an Insured under this Agreement are not binding upon any of the board members of an Insured or Insured shareholders individually, but are binding only with respect to the assets of that Insured.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their respective officers thereunto duly authorized.

FIFTH STREET FINANCE CORP.

By: /s/ Steven M. Noreika
Name: Steven M. Noreika
Title: Chief Financial Officer

FIFTH STREET SENIOR FLOATING RATE CORP.

By: /s/ Steven M. Noreika
Name: Steven M. Noreika
Title: Chief Financial Officer

EXHIBIT C

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 of the Investment Company Act of 1940, as amended, for the parties insured under Axis Insurance Company Bond No. MNN620341/01/2017. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value (as of September 30, 2016) (000s)		Required Limit	
Fifth Street Finance Corp.	$	2,352,530	$	1,700,000
Fifth Street Senior Floating Rate Corp.	$	624,931	$	900,000
	Total Limit:		$	2,600,000

The limit under the current bond is $5,000,000. Therefore, according to these calculations, the bond amount is sufficient to meet the requirements of Rule 17g-1.

Sincerely,

/s/ Kerry S. Acocella

Kerry S. Acocella
Chief Compliance Officer & Secretary

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

Bond No. MNN620341/01/2017

Axis Insurance Company

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured): Fifth Street Finance Corp.

Principal Address: 777 West Putnam Avenue
                                             Greenwich, CT 06830

Item 2. Bond Period: from 12:01 a.m. on   January 17, 2017   to 12:01 a.m. on   January 17, 2018
                                             (MONTH, DAY, YEAR)   (MONTH, DAY, YEAR)
standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be
N/A

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $5,000,000

and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (A) – FIDELITY	$5,000,000	$500,000
Insuring Agreement (B) – ON PREMISES	$5,000,000	$500,000
Insuring Agreement (C) – IN TRANSIT	$5,000,000	$500,000
Insuring Agreement (D)—FORGERY OR ALTERATION	$5,000,000	$500,000
Insuring Agreement (E)—SECURITIES	$5,000,000	$500,000
Insuring Agreement (F) – COUNTERFEIT CURRENCY	$5,000,000	$500,000
Optional Insuring Agreements and Coverages:		
- Computer Systems Fraud	$5,000,000	$50,000
- Customer Funds Transfer Fraud	$5,000,000	$50,000
- Destruction of Data by Hacker	$5,000,000	$50,000
- Destruction of Data by Virus	$5,000,000	$50,000
- Automated Phone Systems	$5,000,000	$50,000
- Stop Payment	$25,000	$5,000
- Unauthorized Signature	$25,000	$5,000
- Uncollectible Items of Deposit	$25,000	$5,000
- Audit Expense	$25,000	$5,000
- Partners Coverage	N/A	N/A

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

1. CT Amendatory Rider – (SR 6222)
2. Amend Named Insured Rider – (FI 1002 08 14)
3. Computer Crime Rider – (SR 6196)
4. Customer Funds Transfer Fraud- (FI 1045 05 16)
5. Destruction of Data – Hacker (FI 1005 08 14)
6. Destruction of Data – Virus (FI 1006 08 14)
7. Unauthorized Signatures – (FI 1021 08 14)
8. Automated Phone Systems – (FI 1065 (1-17))
9. Uncollectible Items of Deposit - (FI 1049 05 16)
10. Audit Expense – (FI 1003 08 14)
11. Amend Deductible for Investment Company Funds - (FI 1062 11 16)
12. Amend Fidelity Insuring Agreement (A) – Larceny and Embezzlement- (FI 1013-14 08 14)
13. Amend Knowledge of Insured Rider (FI1023 08 14) – Department of Human Resources, General Counsel, or Department of Risk Management
14. Amend Racketeering Exclusion Rider – (FI 1009 08 14)
15. Amend Representation of Insured – (FI 1014 08 14)
16. Amend Valuation Rider – (FI 1015 08 14)
17. Amend Counterfeit currency Insuring Agreement Rider - (FI 1016 08 14)
18. Amend Insuring Agreement E – Uncertificated Securities- (FI 1035 05 16)
19. Amend Definition of Employee to include Affiliated Persons Rider – 1940 Act fund (FI 1050 05 16)
20. Amend Termination Rider – (FI 1020 08 14)
21. Notice of Loss by Email (FI 1036 05 16)
22. Protected Information Exclusion – (FI 1026 (08 14)
23. Ownership Clarification (FI 1046 05 16)
24. Indirect or Consequential Loss Exclusion – (MANU 3831B 1-17)
25. Automatic Coverage for new Investment Funds Rider – (FI 1059 09 16)
26. Automatic Increase in Limits- (MANU3831-A 1-17)
27. State Amendatory Inconsistency Rider – (AXIS 141 09-15)

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) **N/A**
such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
    (a) to cause the Insured to sustain such loss; and
    (b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from
    (a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
    (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,
while the Property is lodged or deposited within offices or premises located anywhere.
  (2) Loss of or damage to
    (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
    (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
    provided that
      (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
      (ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
    (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
    (b) a Transportation Company and being transported in an armored motor vehicle, or
    (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
      (i) records, whether recorded in writing or electronically, and
      (ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

      (iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from
    (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.
    (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others
    (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
      (a) Certificated Security,
      (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
      (c) Evidence of Debt,
      (d) Instruction to a Federal Reserve Bank of the United States, or
      (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States
    which
      (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
      (ii) is altered, or
      (iii) is lost or stolen;
    (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.
    (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
    (a) has occurred or will occur in offices or premises, or
    (b) has been caused or will be caused by an employee or employees of such institution, or
    (c) has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
    (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
    (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises

covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the

purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

    (6)   a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

    (f)   Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

    (g)   Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

    (1)   as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

    (a)   the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

    (b)   the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

    (2)   as respects limited partners the value of such limited partner's (') investment in the Insured.

    (h)   Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

    (i)   Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

    (j)   Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

    (k)   Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

    (l)   Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

    (m)   Negotiable Instrument means any writing

    (1)   signed by the maker or drawer; and

    (2)   containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

    (3)   is payable on demand or at a definite time; and

    (4)   is payable to order or bearer.

    (n)   Partner means a natural person who

    (1)   is a general partner of the Insured, or

    (2)   is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

    (o)   Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

    (p)   Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

    (1)   a description of the Issue of which the Uncertificated Security is a part;

    (2)   the number of shares or units:

    (a)   transferred to the registered owner;

    (b)   pledged by the registered owner to the registered pledgee;

    (c)   released from pledge by the registered pledgee;

    (d)   registered in the name of the registered owner on the date of the statement; or

    (e)   subject to pledge on the date of the statement;

    (3)   the name and address of the registered owner and registered pledgee;

    (4)   a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

    (5)   the date:

    (a)   the transfer of the shares or units to the new registered owner of the shares or units was registered;

    (b)   the pledge of the registered pledgee was registered, or

    (c)   of the statement, if it is a periodic or annual statement.

    (q)   Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

    (r)   Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1)   not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

    (2)   of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee
(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2) of any rule or regulation made pursuant to any such law,
unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1) in obtaining credit or funds, or
(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,
whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do damage to the premises or property of the Insured,
except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B) (2);

(r) loss of Property while
(1) in the mail, or
(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),
except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured
(1) in establishing the existence of or amount of loss covered under this bond, or
(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt threat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and

(2) produce for the Underwriter's examination all pertinent records; and

(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused the facsimile signatures of its President and Secretary to be affixed hereto, and has caused this policy to be signed on the Declarations by an authorized representative of the Company.

Peter J. Vogt, President   Andrew Weissert, Secretary

Rider No. 1

To be attached to and form part of Financial Institution Bond, Standard Form No. 14
No. MNN620341/01/2017
in favor of Fifth Street Finance Corp.

It is agreed that:

1. Subsection (d) of Section 5 of the bond or subsection (g) of Section 5 of the policy is deleted and replaced by the following:

   Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter/Company or after the expiration of 36 months from the discovery of such loss.

2. Part (a) of the section entitled "Termination or Cancelation" of the bond/policy is deleted and replaced by the following:

   A. If this bond/policy has been in effect for sixty days or more, or if it is a renewal of a bond/policy the Underwriter/Company issued, the Underwriter/Company may cancel the bond/policy by giving written notice:

      (1) 10 days before the effective date of cancellation for one or more of the following reasons:
         (a) Non-payment of premium;
         (b) Conviction of a crime arising out of acts increasing the hazard insured against;
         (c) Discovery of fraud or material misrepresentation by the Insured in obtaining the policy or in perfecting any claim thereunder;
         (d) Discovery of any willfull or reckless act or omission by the Insured increasing the hazard insured against; or
         (e) A determination by the Commissioner that continuation of the bond/policy would violate or place the Underwriter/Company in violation of the law; or

      (2) 60 days before the effective date of cancellation for one or more of the following reasons:
         (a) Physical changes in the property which increase the hazard insured against;
         (b) A material increase in the hazard insured against; or
         (c) A substantial loss or reinsurance by the Underwriter/Company affecting this particular line of insurance.

   B. If the Underwriter/Company cancels this bond/policy, it will deliver or send by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing, written notice of cancellation at the last mailing address known to the Underwriter/Company.

3. The following is added as the final paragraph of the Section entitled "Termination or Cancelation":

   If the Underwriter/Company elects not to renew this bond/policy, it will mail or deliver to the Insured written notice of non-renewal, stating the reasons for non-renewal, at least 60 days prior to the expiration of this bond/policy. The notice will be delivered or sent by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Insured at the last mailing address know to the Underwriter/Company. If notice is mailed, proof of mailing will be sufficient proof of notice.

CONNECTICUT STATE RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15
24 AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM
NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY
WITH CONNECTICUT STATUTES.

ADOPTED SEPTEMBER, 1996

SR 6222



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
2	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND NAMED INSURED RIDER

It is agreed that Item 1. Name of Insured (herein called Insured) of the Declarations is amended to include the following:

1. FSFC Holdings, Inc.
2. Fifth Street Fund of Funds, LLC
3. Fifth Street Funding, LLC
4. Fifth Street Funding II, LLC
5. Fifth Street Mezzanine Partners IV, L.P.
6. Fifth Street Mezzanine Partners V, L.P.
7. FSMP IV GP, LLC
8. FSMP V GP, LLC
9. FS Partners Fund LLC
10. FS Senior Funding LLC
11. FS Eagle Holdings Corp
12. FSC Midwest, Inc.
13. Fifth Street Capital West, Inc.
14. FS Transportation LLC
15. Fifth Street Holdings, Inc.
16. Fifth Street Mezzanine Partners II, G.P.
17. Fifth Street Mezzanine Partners II, L.P.
18. Fifth Street Opportunities Fund, L.P.
19. FSCO GP, LLC
20. FSCOM, LLC
21. Fifth Street EIV, LLC
22. Fifth Street EIV II, LLC
23. Fifth Street Senior Loan Fund I Operating Entity, LLC
24. Fifth Street Senior Loan Fund I, LLC
25. Fifth Street Senior Loan Fund II Operating Entity,
26. Fifth Street Senior Loan Fund II, LLC
27. Fifth Street Senior Loan Fund LP
28. FSLF GP, LLC
29. FSC Co-Invest, LLC

Includes copyright material of The Surety Association of America
FI 1002 (08 14)

30. First Star Aviation , LLC
31. First Star Aviation 1, LLC
32. First Star Aviation 2, LLC
33. Senior Loan Fund JV 1, LLC
34. SLF JV I Funding, LLC
35. First Star Bermuda Aviation Limited
36. First Star Bermuda 1 Aviation Limited
37. First Star Speir Aviation Limited
38. First Star Speir Aviation 1 Limited
39. FSFR GLICK JV, LLC
40. Fifth Street Holdings, L.P
41. Fifth Street Management, LLC
42. FSC CT LLC
43. FSC Midwest LLC
44. Fifth Street Capital West LLC
45. Fifth Street Holdings L.P.
46. FSC CT II. Omc
47. FSC LLC
48. Fifth Street Capital LLC
49. Brothers Gaming, LLC
50. Fifth Street Senior Floating Rate Corp.

All other provisions of the bond remain unchanged.

Rider No. 3

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. MNN620341/01/2017

in favor of Fifth Street Finance Corp.

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry of change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR 6196

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

    (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

    (2) failure or breakdown of electronic data processing media, or

    (3) error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifially identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3. The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on January 17, 2017.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
4	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

CUSTOMER FUNDS TRANSFER FRAUD COVERAGE RIDER

I. The following is added to **Item 4** in the Declarations:

CUSTOMER FUNDS TRANSFER FRAUD Insuring Agreement Single Loss Limit of Liability: $5,000,000

CUSTOMER FUNDS TRANSFER FRAUD Insuring Agreement Single Loss Deductible: $50,000

II. The following Insuring Agreement is added:

CUSTOMER FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred a Customer's Money on deposit in an account or Certificated Securities to a person or account outside the Customer's control, in reliance on a fraudulent telephone, telefacsimile, text message or e-mail instruction to the Insured directing such transfer from the Customer's account, which instruction purports and reasonably appears to have originated from an Authorized Transfer Agent, but which, in fact, was issued without the Customer's knowledge or consent by someone other than an Authorized Transfer Agent, subject to the following conditions precedent:

(1) The instruction included the Customer's password and PIN and any other security codes required by the Insured's written agreement with such Customer ("Verified Instruction").

(2) The sender of the instruction was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee.

(3) The instruction was received by an Employee specifically authorized by the Insured to receive and act upon such instructions.

(4) For any transfer exceeding the amount set forth in item VI of this endorsement, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer, or by other verification procedures approved in writing by the Underwriter ("Security Measure").

(5) The Insured preserved a contemporaneous record of the Verified Instruction and any Security Measure and furnishes both to the Insurer, along with a copy of the Insured's written agreement with the Customer, in the Proof of Loss.

(6) The Insured asserts any available claims, offsets or defenses against the Customer, any financial institution, any fund administrator or any other party to the transaction.

III. The following Definitions are added:

Authorized Transfer Agent means an employee of the Customer or another financial institution with authority to instruct the Insured to transfer the Customer's Money or Certificated Securities.

Customer means an entity or natural person who has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon a telephone, telefacsimile, text message or e-mail instruction from an Authorized Transfer Agent.

IV. Exclusion (i) does not apply to loss covered under the Customer Funds Transfer Fraud Insuring Agreement.



V.   Solely with respect to the Customer Funds Transfer Fraud Insuring Agreement, the following Exclusions are added to the EXCLUSIONS Section of the bond:

- loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to the Customer's password, PIN or any other security code;

- loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet unless:

    (1)   each ACH entry was individually verified via the call back procedures without regard to the amount of the entry; or

    (2)   the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

VI. The amount of any single transfer for which verification via a call back will be required is $50,000.

VII. For purposes of the Customer Funds Transfer Fraud Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
5	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

DESTRUCTION OF DATA OR PROGRAMS BY HACKER INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Hacker Insuring Agreement are as set forth in the Declarations.

III. Solely for the purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Hacker Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV. For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a) provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b) obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c) pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
6	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS INSURING AGREEMENT RIDER

It is agreed that:

I. The INSURING AGREEMENTS are amended by the addition of the following:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Virus Insuring Agreement are as set forth in the Declarations.

III. Solely for purposes of the coverage provided by this rider, the section of the bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Virus Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

IV. For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

(2) systems and applications software;

(3) terminal devices; and

(4) related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a) provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction; and

(b) obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c) pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
7	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

UNAUTHORIZED SIGNATURES INSURING AGREEMENT RIDER

It is agreed that:

I. The INSURING AGREEMENTS are amended by the addition of the following:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check withdrawal order, or draft, made or drawn on a customer's account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
8	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

AUTOMATED PHONE SYSTEMS
RIDER

It is agreed that:

I.   The Section entitled INSURING AGREEMENTS is amended by the addition of the following Insuring Agreement:

AUTOMATED PHONE SYSTEMS ("APS")

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions.

II. Solely with respect to the AUTOMATED PHONE SYSTEMS Insuring Agreement, the Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

A.   Section 1. DEFINITIONS is amended by the addition of the following Definitions:

- Automated Phone Systems or APS means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

- APS Transaction means any APS Redemption, APS Election, APS Exchange or APS Purchase.

- APS Redemption means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

- APS Election means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

- APS Exchange means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

- APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

- APS Designated Procedures means the following procedures:

    1.   Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a



request, and the records shall be retained for at least six (6) months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than eighty-five percent (85%).

2. Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of a confidential personal identification number ("PIN") consisting of at least four (4) characters and any additional security protocols inforce at the time of the APS Transaction. If the caller fails to enter the correct PIN within three (3) attempts, the caller must not be allowed additional attempts to enter the PIN until a minimum period of twenty-four (24) hours has passed.

3. Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

4. Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but not later than five (5) business days following such APS Transaction.

5. Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

- Investment Company or Fund means an investment company registered under the Investment Company Act of 1940.

- Officially Designated means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

- Signature Guarantee means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

B. Section 2. EXCLUSIONS is amended by the addition of the following Exclusions:

- any loss covered under Insuring Agreement A. FIDELITY of this bond;

- any loss resulting from:

1. any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record or (b) a person Officially Designated to receive redemption proceeds or (c) a bank account Officially Designated to receive redemption proceeds;

2. any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account and (b) directly or indirectly received any proceeds or other benefit from such redemption;

3. any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account or (b) to a record address for such



account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption or (ii) designated in writing less than one (1) day prior to such redemption;

4. the failure to pay for shares attempted to be purchased; or

5. the failure to adhere to one or more APS Designated Procedures.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
9	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE RIDER

It is agreed that:

I. **Item 4** of the Declarations is amended by the addition of the following:

UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Limit of Liability: $25,000

UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement Single Loss Deductible: $5,000

II. The Section of the bond entitled **INSURING AGREEMENTS** is amended by the addition of the following Insuring Agreement:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having, in good faith, credited its customer's, shareholder's or subscriber's account of any item of deposit which proves to be uncollectible, provided that:

(1) the item was held for a minimum of five (5) days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

(2) there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

For the purposes of this Insuring Agreement, Item of Deposit means any one or more checks and drafts drawn upon a financial institution in the United States of America.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
10	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

It is agreed that:

I.   The INSURING AGREEMENTS are amended by the addition of the following:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

II. The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

III. Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.



Endorsement No.	Effective Date of Endorsement	Bond Number	Additional Premium
11	12:01 a.m. on January 17, 2017 If the above date is blank, then this endorsement is effective on the effective date of the bond.	MNN620341/01/2017	N/A

INVESTMENT COMPANY – NO DEDUCTIBLE
RIDER

It is agreed that the Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

A. The subsection entitled DEFINITIONS is amended by the addition of the following:

- Investment Company means any Investment Company registered under the Investment Company Act of 1940.

B. The subsection entitled DEDUCTIBLE AMOUNT is amended by the addition of the following:

- Notwithstanding the foregoing, there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an Insured herein.

All other provisions of the bond remain unchanged.

Enshan Cassis

_____
Authorized Representative

January 25, 2017
_____
Date



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
12	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND FIDELITY INSURING AGREEMENT RIDER

It is agreed that:

I.   The first paragraph of Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; or

(2) to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

II. For the purposes of this bond, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
13	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND KNOWLEDGE OF INSURED RIDER

It is agreed that:

I. The section of the bond entitled JOINT INSUREDS of the GENERAL AGREEMENTS is replaced with the following:

JOINT INSUREDS

Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by Department of Human Resources, General Counsel, or Department of Risk Management or the functional equivalent of any Insured shall constitute knowledge or discovery by all Insureds for the purposes of this Bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

II. The CONDITIONS AND LIMITATIONS are amended as follows:

A. The section of the bond entitled DISCOVERY is replaced with the following:

DISCOVERY

This bond applies to loss discovered by the insured during the Bond Period. Discovery occurs when Department of Human Resources, General Counsel, or Department of Risk Management or the functional equivalent of any Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs whenDepartment of Human Resources, General Counsel, or Department of Risk Management or the functional equivalent of any Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

B. Paragraph (a) of the section of the bond entitled NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER is replaced with the following:

(a) At the earliest practicable moment, not to exceed sixty (60) days after discovery of loss by Department of Human Resources, General Counsel, or Department of Risk Management or the functional equivalent of any Insured, the Insured shall give the Underwriter notice thereof.

All other provisions of the bond remain unchanged.

Includes copyright material of The Surety Association of America
FI 1023 (08 14)



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
14	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND RACKETEERING EXCLUSION RIDER

It is agreed that Exclusion 2(j) of the CONDITIONS AND LIMITATIONS is replaced with the following:

(j)   damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this Exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
15	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND REPRESENTATION OF INSURED RIDER

It is agreed that the second paragraph of the section of the bond entitled REPRESENTATION OF INSURED of the GENERAL AGREEMENTS is replaced with the following:

Any intentional misrepresentation, omission, concealment, or incorrect statement in the application or otherwise, shall be grounds for the rescission of this bond.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
16	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND VALUATION RIDER

It is agreed that the first paragraph of the section of the bond entitled VALUATION of the CONDITIONS AND LIMITATIONS is replaced with the following:

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in *The Wall Street Journal* on the day immediately preceding the date the loss was discovered.

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
17	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

AMEND COUNTERFEIT MONEY
INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT MONEY is replaced with the following:

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.



Endorsement No.	Effective Date of Endorsement	Policy Number	Additional Premium
18	12:01 a.m. on January 17, 2017 If the above date is blank, then this endorsement is effective on the effective date of the Policy.	MNN620341/01/2017	N/A

AMEND SECURITIES INSURING AGREEMENT
(FORM 14 AND FORM 25 ENDORSEMENT)

It is agreed that:

I.   Wherever the phrase "'Statement of Uncertificated Security of any Federal Reserve Bank of the United States" appears in this bond, it is deleted and replaced with the defined term ''Statement of Uncertificated Security."

II. The phrase "Instruction to a Federal Reserve Bank of the United States" in paragraph (1) in Insuring Agreement E – Securities is deleted and replaced with the defined term "Instruction."

III. The definition of Property is amended by deleting the phrase "Uncertificated Securities of any Federal Reserve Bank of the United States" and replacing it with "Uncertificated Securities."

IV. The Exclusion for loss involving any Uncertificated Security is deleted.

All other provisions of the Policy remain unchanged.

Erickson Cassis

_____
Authorized Representative

January 25, 2017
_____
Date



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
19	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER
(1940 ACT)

It is agreed that the Section of the bond entitled **CONDITIONS AND LIMITATIONS**, Section 1. DEFINITIONS, Definition (e) Employee, is amended to include the following:

- a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured;

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
20	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

SECURITIES AND EXCHANGE COMMISSION NOTIFICATION RIDER

It is agreed that:

I. In the event that this bond is cancelled, terminated, or Substantially Modified, the Underwriter agrees to use its best efforts to notify the Securities and Exchange Commission ("SEC") within sixty (60) days following such cancellation, termination, or modification, whether such cancellation, termination, or modification is at the request of the Insured or the Underwriter. Failure on the part of the Underwriter to provide such notice shall not impair or delay the effectiveness of such cancellation, termination, or modification, nor shall the Underwriter be held liable in any way for such failure.

II. For the purposes of this rider, Substantially Modified means a change in the type or amount of fidelity bond coverage, or a change in the exclusions of this bond, or any change in the bond such that it no longer meets the requirements of the applicable SEC laws and regulations.

All other provisions of the bond remain unchanged



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
21	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

NOTICE OF LOSS BY E-MAIL RIDER

It is agreed that the **CONDITIONS AND LIMITATIONS**, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph (a), is amended by the addition of the following:

The Insured may provide the Underwriter with such notice of loss by e-mail to the following e-mail address:

USClaimNoticeBH@axiscapital.com

The Insured's notice must reference the Bond No. of this bond. The date of the Underwriter's receipt of such e-mailed notice shall constitute the date of notice.

Alternatively, the Insured may provide notice of loss to the Underwriter by mailing or faxing such notice to:

Axis Insurance
Professional Lines Claims
P.O. Box 357, 300 Connell Drive
Berkeley Heights, NJ 07922
Fax: 866-770-5630

All other provisions of the bond remain unchanged.



Rider No.	This rider is effective on the effective date of the bond unless a different date is set forth below.	Bond No.	☐ Additional ☐ Return Premium
22	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

PROTECTED INFORMATION EXCLUSION RIDER
(Fidelity Carveback)

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A. confidential or non-public; or

B. personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
23	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

AMEND OWNERSHIP CONDITION RIDER

It is understood and agreed that the Section entitled **CONDITIONS AND LIMITATIONS**, Section 10. OWNERSHIP, is deleted and replaced with the following:

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
24	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

FIFTH STREET FINANCE CORP.
RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS, is amended by the addition of the following:

This bond does not cover any indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
25	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

AUTOMATIC COVERAGE FOR NEW INVESTMENT FUNDS RIDER

It is agreed that the bond is amended by the addition of the following:

- Notwithstanding anything to the contrary in the bond, if, after the effective date of this bond, the Insured creates or acquires any new Investment Fund, then such fund shall be covered under this bond, subject to its terms and conditions, only if:

  (a) the fair value of all cash, securities, assumed indebtedness and other consideration paid by the Insured did not exceed 10% of the total consolidated assets of the Insured as of the date of the Insured's most recent audited consolidated financial statement prior to such transaction; and

  (b) the total combined limit of liability for the Insured, as required by Rule 17g-1 of the Investment Company Act of 1940, as amended, including such newly acquired or created fund, does not exceed ($*5,500,000 which is typically 10% above the limit);* or

  (c) the Underwriter, at its sole option upon submission of such information as the Underwriter may require, payment of any additional premium, and/or amendment of the provisions of the bond, agrees to provide coverage for such fund.

  There is no coverage under this bond for any event discovered prior to the effective date of such creation or acquisition.

All other provisions of the bond remain unchanged.



Rider No.	Effective Date of Rider	Bond Number	Additional Premium
26	12:01 a.m. on January 17, 2017 If the above date is blank, then this rider is effective on the effective date of the bond.	MNN620341/01/2017	N/A

FIFTH STREET FINANCE CORP.
RIDER

It is agreed that if the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, the Insured shall notify the Underwriter of such required increase in limits within thirty (30) days of such increase in asset size and the Insured shall be entitled to receive from the Underwriter within fifteen (15) days of the Underwriter's receipt of such notice an offer for coverage hereunder for such increase in limits from the date of such increase in assets. Such coverage for increase in asset size shall be conditioned upon the Insured paying the Underwriter the required additional premium for such increase in limits, which additional premium shall be in an amount determined in the sole and absolute discretion of the Underwriter.

All other provisions of the bond remain unchanged.



Endorsement No.	This endorsement is effective on the effective date of the Policy unless a different date is set forth below.	Policy Number	☐ Additional ☐ Return Premium
27	12:01 a.m. on January 17, 2017	MNN620341/01/2017	N/A

STATE AMENDATORY INCONSISTENCY RIDER

It is agreed that if there is an inconsistency between any terms in this policy and any similar terms contained in the state amendatory endorsement attached to this policy, then the Insurer shall apply those terms which are more favorable to the **Insureds**, to the extent permitted by the law of such state.

However, the above provision shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium.

All other provisions of the policy remain unchanged.